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                     SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C.  20549
                            ____________________

                                  FORM 11-K

           FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
             AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

   (Mark One)
        X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

               For the fiscal year ended        December 31, 1994

                                     OR

               TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

      For the transition period from              to


      Commission file number                33-48052


          A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

            DIBRELL BROTHERS, INCORPORATED PERSONAL ACCOUNT PLAN


          B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                       DIBRELL BROTHERS, INCORPORATED
                              512 Bridge Street
                          Danville, Virginia 24541



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                            REQUIRED INFORMATION






The following financial statements are furnished for the plan:


                                    INDEX

                                                                Page

      Signature                                                   3

      Report of Independent Auditors                              4

      Statement of Asset and Liability as of
        December 31, 1994 and 1993                                5

      Statement of Changes in Plan Liability Accounts -
        Years Ended December 31, 1994 and 1993 and the
        six months ended December 31, 1992                        6

      Notes to Financial Statements                              7-8

      Exhibit 24                                                  9











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                                  Signature


      Pursuant to the requirements of the Securities Exchange Act of 1934, the administrative committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                           DIBRELL BROTHERS, INCORPORATED
                           Personal Account Plan





                           By  /s/ John O. Hunnicutt, III
                           John O. Hunnicutt, III
                           Administrator

Date:  March 29, 1995




















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                       REPORT OF INDEPENDENT AUDITORS


To the Plan Administrator
Dibrell Brothers, Incorporated Personal Account Plan

We have audited the accompanying statements of asset and liability of the Dibrell Brothers, Incorporated Personal Account Plan as of December 31, 1994 and 1993, and the related statements of changes in plan liability accounts for the years ended December 31, 1994 and 1993 and the six months ended December 31, 1992. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the asset and liability of the Dibrell Brothers, Incorporated Personal Account Plan at December 31, 1994 and 1993 and the changes in plan liability accounts for the years ended December 31, 1994 and 1993 and the six months ended December 31, 1992 in conformity with generally accepted accounting principles.


                                       /s/  Ernst & Young LLP
                                       _____________________________
                                       Ernst & Young LLP

Winston-Salem, North Carolina
March 2, 1995





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
                                                DIBRELL BROTHERS, INCORPORATED PERSONAL ACCOUNT PLAN

                                                          STATEMENTS OF ASSET AND LIABILITY

                                                             December 31, 1994 and 1993





                                                            1994               1993
ASSET
  Receivable from Dibrell Brothers, Incorporated
     (Cost $13,466,090, 1994 and $13,598,113, 1993)      $13,466,090       $13,598,113




LIABILITY

  Plan liability accounts                                 $13,466,090      $13,598,113





                      See notes to financial statements















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
            DIBRELL BROTHERS, INCORPORATED PERSONAL ACCOUNT PLAN

              STATEMENTS OF CHANGES IN PLAN LIABILITY ACCOUNTS

           Periods Ended December 31, 1994 and 1993, 1993 and 1992


                                                                                      Six Months
                                                   Year Ended      Year Ended             Ended
                                                      1994            1993                1992
ADDITIONS
Beginning of year amount                          $13,598,113      $13,517,667        $13,578,177

Interest income                                       764,265          654,008            344,251


Participant contributions                           3,916,412        7,016,251          3,295,667
                                                   18,278,790       21,187,926         17,218,095



DEDUCTIONS
  Participant withdrawals                           4,812,700        7,589,813          3,700,428

Plan liability accounts at end of period          $13,466,090      $13,598,113        $13,517,667






                              See notes to financial statements









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NOTES TO FINANCIAL STATEMENTS

DIBRELL BROTHERS, INCORPORATED PERSONAL ACCOUNT PLAN

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING - The accounting records of the Plan are maintained on the accrual basis.

VALUATION OF INVESTMENT - The receivable from Dibrell Brothers, Incorporated is valued at fair value. Fair value represents contributions, plus interest at the announced rate, less payments in satisfaction of withdrawals.


NOTE B - DESCRIPTION OF THE PLAN - The following description of the Dibrell Brothers, Incorporated Personal Account Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

GENERAL - The Plan is a voluntary employee plan through which any eligible participant can loan funds to Dibrell Brothers, Incorporated for an indefinite period, in exchange for the Company's obligation to pay the participant interest on these funds until the loan is repaid upon demand. The funds may be used by the Company for any corporate purpose and will be classified as general obligations of Dibrell Brothers, Incorporated. The funds are not held in trust and are subject to forfeiture should the Company be unable to repay its obligations.

The purpose of the Plan is to encourage participating individuals to save funds and to provide participants an opportunity to accumulate capital for their future economic security. The Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

PARTICIPATION - Eligible employees and certain other persons may participate in the Plan. Eligibility is determined by the administrator of the Plan.

PARTICIPANT CONTRIBUTIONS - Participants may contribute any amount to the Plan. Limitations, however, may be announced as to the total of future contributions which can be made by the participants.

INVESTMENTS - Upon receipt of the participants' contributions, amounts are invested with Dibrell Brothers, Incorporated as a general creditor with interest earned at announced rates. The average announced rate was 5.875% per annum (based on a range of 5% to 6.75%) during the year ended December 31, 1994 (1993 - 5%, and 1992 - 5% to 5 1/2%).




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PARTICIPANT WITHDRAWALS - Participants may withdraw funds from the Plan at anytime upon notification to the Plan administrator or his designee. Amounts in participant accounts must be distributed when the participant is no longer eligible to participate in the Plan.

PLAN LIABILITY ACCOUNTS - A plan liability account is a bookkeeping record that is used to reflect the participant's entitlement under the Plan. Each plan liability account represents a claim on the assets of Dibrell Brothers, Incorporated.

VESTING - Each participant will at all times have a 100% vested
(nonforfeitable) interest in the receivable from Dibrell Brothers, Incorporated as to their respective balances of their contributions, net of withdrawals, with earned interest.

PLAN EXPENSES - All expenses of administering the Plan shall be paid by Dibrell Brothers, Incorporated.

PLAN TERMINATION - The Plan may be modified or terminated at any time upon written notice to the participants. In the event the Plan terminates, the Administrator must distribute assets to satisfy all Dibrell Brothers, Incorporated obligations to the Plan.


NOTE C - PLAN PARTICIPANTS - The number of participants at December 31, 1994 was 484 (1993 - 473 and 1992 - 475).


NOTE D - INCOME TAX STATUS - The Plan is not, and is not intended to be, qualified under Section 401 of the Internal Revenue Code. Consequently, an application for a favorable determination will not be filed with the Internal Revenue Service.

The Plan is not intended to be funded for federal income tax purposes, that is, no funds or other assets are segregated for the purpose of paying benefits under the Plan. All interest paid or credited to participant accounts is taxable to the participant for both Federal and State purposes, if applicable.


NOTE E - DIBRELL BROTHERS AND MONK-AUSTIN MERGER - On October 23, 1994, Dibrell Brothers, Incorporated and Monk-Austin, Inc. announced a definitive Agreement and Plan of Reorganization pursuant to which the businesses of Dibrell and Monk-Austin will be combined. Completion of the transaction will be subject to shareholder approval and other customary conditions. The parties expect the reorganization to be consummated April 1, 1995. As a result of the reorganization, Dibrell and Monk-Austin will be merged into a newly formed company, DiMon Incorporated.



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